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                            September 8, 2020

       Prithvi S. Gandhi
       Interim Chief Financial Officer
       Owens Corning
       One Owens Corning Parkway
       Toledo, OH 43659

                                                        Re: Owens Corning
                                                            Form 10-K for the
Period Ended December 31, 2019
                                                            Filed February 19,
2020
                                                            Form 10-Q for the
Period Ended June 30, 2020
                                                            Filed July 29, 2020
                                                            File No. 001-33100

       Dear Mr. Gandhi:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the period ended June 30, 2020

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Estimates
       Impairment of Assets, page 48

   1. We note you recorded a non-cash impairment charge of $944 million in the first quarter of
                                                        2020 related to
goodwill allocated to your Insulation reporting unit. We also note this reporting unit has
goodwill of $514 million remaining and there continues to be uncertainty surrounding
the macroeconomic factors for the reporting unit that increase the likelihood of an
additional future impairment. In order to allow investors to more fully assess the estimates
and assumptions underlying the impairment analysis you performed, please revise future
filings to quantify the most significant assumptions used in your analysis and disclose
and discuss the potential impact of changes in those assumptions on
 Prithvi S. Gandhi
Owens Corning
September 8, 2020
Page 2
         the estimated fair value of this reporting unit.
2. We note you recorded a non-cash impairment charge of $43 million in the first quarter of
         2020 related to certain indefinite-lived trademarks and trade names used by your
         Insulation segment. Please revise future filings to address the following, to the extent applicable and material:
             Quantify the remaining carrying values of the trade name and trademark you impaired; and
             Quantify the carrying values of intangible assets in your Insulation segment and
             Composites segment that are at increased risk for future impairment.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng at 202-551-5004 or Anne Mcconnell at 202-551-3709 if
you have any questions.



FirstName LastNamePrithvi S. Gandhi                          Sincerely,
Comapany NameOwens Corning
                                                             Division of
Corporation Finance
September 8, 2020 Page 2                                     Office of
Manufacturing
FirstName LastName